Via Facsimile and U.S. Mail
Mail Stop 6010

October 17, 2008

Mr. William C. Tepe
Chief Financial Officer
American Safety Insurance Holdings, Ltd.
The Boyle Building, 2nd Floor
31 Queen Street
Hamilton, HM 11 Bermuda

Re: American Safety Insurance Holdings, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 1-14795

Dear Mr. Tepe:

        We have reviewed your September 25, 2008 response to our August 29, 2008 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year ended December 31, 2007

Financial Statements

Note 4 – Fair Value Measurements, page 93

1. In responding to prior comment two, you plan to revise your disclosure to state that fair value is determined by management based upon available market prices or quotes from broker dealers. The Division of Corporation Finance recently sent a letter to certain public companies identifying a number of disclosure issues to consider in preparing Management's Discussion and Analysis. A sample of that letter may also be found on our website at

> http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-
> bullets of the last main bullet point of that letter describe information to consider
> when companies disclose that they use brokers or pricing services to assist in
> determining fair values. This reflects our current thinking in this area, and we
> hope that you will consider it in preparing Management's Discussion and
> Analysis. We believe that this information provides more insight and
> transparency into the determination of fair value. In providing this information,
> we believe that it will generally not trigger the need to name a third party in your
> filing nor the need, therefore, to obtain their consent if the filing is incorporated
> by reference into a Securities Act Filing.

Form 10-Q for the quarter ended June 30, 2008

Note 3 – Investments, page 10

2. We acknowledge your response to prior comment 3. You stated that your
   preferred stock investments with an unrealized loss of almost 27% at June 30,
   2008 were not impaired after your analysis of the issuing companies, your
   continued receipt of dividends and your ability and intent to hold the securities
   until market conditions improve. However, you disclosed that the majority of
   your preferred stock investments were concentrated in the financial sector. Based
   on significant deterioration in earnings, asset quality and liquidity in the financial
   sector during the year, your disclosure of impairments recognized on fixed-
   income securities with exposure to the financial sector in the Form 8-K report
   issued on October 2, 2008 and poor economic conditions please enhance your
   disclosures as follows:

   - Disclose that the impairment assessment is performed at the individual
     security level as required by paragraph 7 of FSP SFAS 115-1;
   - Disclose whether there has been a significant deterioration in the earnings,
     asset quality, cash flows and liquidity of your individual preferred stock
     holdings;
   - Disclose if any of the preferred stock holdings have experienced any reduction
     in the dividends paid;
   - Disclose all of the positive and negative factors considered in reaching the
     conclusion that the investments are not other than temporarily impaired; and
   - Provide the disclosures required by paragraph 17.b. of FSP SFAS 115-1.

Note 8 – Fair Value Measurements, page 17

3. We acknowledge your response to prior comment 4. In your response you stated
   that your residential mortgage-backed, commercial mortgage-backed and asset-
   backed securities were classified as Level 1 since they were liquid at June 30,
   2008. Securities that trade in liquid markets can also be classified as Level 2

Mr. William C. Tepe
American Safety Insurance Holdings, Ltd.
October 17, 2008
Page 3

inputs. To classify securities as Level 1 inputs you must obtain unadjusted prices in active markets for identical securities. Please confirm the following:

- That you were able to obtain prices for identical residential mortgage-backed, commercial mortgage-backed and asset-backed securities;
- That you did not have to adjust any of the quoted prices for any of the securities; and
- That an active market exists for all of these securities.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Jim Rosenberg
Senior Assistant Chief
Accountant